UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center - Suite E490

3033 Campus Drive

Plymouth, MN 55441

763-577-2700

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Union Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Mosaic Union Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 25, 2008

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value	$92,575,852	72,992,818
Receivables:
Participant contributions	—	33,211
Employer contributions	1,409,768	104,981

Total receivables	1,409,768	138,192

Net assets available for benefits, at fair value	93,985,620	73,131,010

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(118,071)	140,798

Net assets available for benefits	$93,867,549	73,271,808

See accompanying notes to financial statements.

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Interest and dividends	$3,421,687	2,789,025
Net realized and unrealized appreciation in fair value of investments:
Mutual funds	1,530,228	4,153,824
Mosaic Stock Fund	11,088,755	902,626

Total investment income	16,040,670	7,845,475

Contributions:
Participants	7,344,272	6,439,815
Employer	2,943,683	1,077,222

Total contributions	10,287,955	7,517,037
Asset transfers from Mosaic Investment Plan	3,691	483,178
Other	9,941	147

Total additions	26,342,257	15,845,837

Deductions:
Benefits paid	5,664,473	7,026,297
Asset transfers to Mosaic Investment Plan	—	1,686,463
Administrative fees	82,043	52,361

Total deductions	5,746,516	8,765,121

Net increase	20,595,741	7,080,716
Net assets available for benefits:
Beginning of year	73,271,808	66,191,092

End of year	$93,867,549	73,271,808

See accompanying notes to financial statements.

MOSAIC UNION SAVINGS PLAN

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of the Plan

The following description of the Mosaic Union Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

The Plan was established pursuant to collective-bargaining agreements with the unions.

(a)	General

The following hourly employees of The Mosaic Company (the Company) are eligible to participate upon their hire date:

Employees represented by Local #188-A of the United Steelworkers of America at the Carlsbad, New Mexico operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Concentrates Union) at the Florida concentrates operations;

Employees represented by Local #35C International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Florida Minerals Union) at the Florida minerals operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Port Sutton Union) at the Port Sutton facility (through December 23, 2003);

Employees represented by Local #12458-02 of the United Steelworkers of America at the Hutchinson, Kansas operations (through October 31, 2005);

Employees represented by Local #1G Bakery, Confectionary, Tobacco Workers and Grain Millers at the Savage, Minnesota operations;

Employees represented by Locals #39C, 439C, and 814C International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Bartow, South Fort Meade and Hookers Prairie, Florida operations;

Employees represented by Allied-Industrial Union and its Local #4-227, AFL-CIO, CLC; and

Employees represented by Local #13-748 of the United Steelworkers of America at the Pekin, Illinois operations.

Pursuant to a certain collective bargaining agreement, certain represented employees are automatically enrolled in the Plan upon meeting the eligibility requirements. A participant is assumed to have authorized the Company to withhold from each paycheck 1% of pay on a before-tax basis. Automatic payroll withholding can begin no sooner than 60 days from date of hire. A participant has the right to decline automatic enrollment within 60 days from date of hire. The Plan is

4	(Continued)

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2007 and 2006

subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions of 1% to 50% each pay period on a before-tax basis subject to Internal Revenue Service (IRS) tax limits. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). Participants should refer to their collective-bargaining agreement or contact local Human Resources to determine the specific matching contributions.

Pursuant to certain collective bargaining agreements, the Company added a Defined Contribution Retirement Plan (DCRP) feature to the Plan. The Company contribution to the DCRP feature is based on a percentage of employee’s eligible base pay. Pursuant to certain collective bargaining agreements, the Plan was amended to allow certain participants to freeze their defined benefit accruals and begin participating in the DCRP feature of the Plan. Employees eligible to participate in the DCRP who contribute to the 401(k) feature are eligible to receive enhanced Company matching contributions. The Plan has become the primary retirement vehicle for employees covered by certain collective bargaining agreements. Generally, a participant must be employed on the last day of the Plan year to be eligible for the DCRP contribution.

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)	Administrative Expenses

Administrative expenses are to be paid by the Plan but may be paid by the Company.

(e)	Investment Programs

The Plan’s investments are administered by Vanguard Fiduciary Trust Company. Participants can choose from among eleven investment funds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

5	(Continued)

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2007 and 2006

(f)	Vesting

Participants are immediately vested in the portion of their account related to participant contributions, Company matching contributions, and earnings thereon. Certain participants eligible for DCRP contributions are vested in their DCRP account after either five years of service, attaining age 65, or death while an employee. Forfeited nonvested accounts will be used to reduce future employer contributions. In 2007, employer contributions were reduced by $17,648 from forfeited nonvested accounts. In 2006, employer contributions were reduced by $29,510 from forfeited nonvested accounts.

(g)	Withdrawals

Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1/2 or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.

Subject to potential IRS penalties, participants who terminate their employment and have a vested account balance in excess of $5,000 may receive their distribution in a lump sum or installments that commence immediately after termination or a later date, but no later than age 70 1/2. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(h)	Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant’s account. Generally, loan payments are made by payroll deductions. The loan interest rate that will be charged for both general purpose and residential loan is calculated on a monthly basis using the prime rate, as quoted in The Wall Street Journal, plus 1%.

(i)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan (subject to the collective bargaining agreement) to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of mutual and common collective trust funds is the net asset value of

6	(Continued)

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2007 and 2006

those shares or units, as determined by the respective funds. Loans to participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(c)	Fully Benefit-Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires that investment contracts held by defined-contribution plans be reported at fair value. However, the FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan invests in a common collective trust fund, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts. As a result of the implementation of this FSP, the Plan reflected the Vanguard Retirement Savings Trust fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of ($118,071) and $140,798 as of December 31, 2007 and 2006, respectively, in the accompanying Statements of Net Assets Available for Benefits.

(d)	Payment of Benefits

Benefit payments are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

7	(Continued)

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Impact of New Accounting Standards and Interpretations

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in U.S. generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for the Plan beginning January 1, 2008. The Plan does not expect the adoption of SFAS 157 will have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

(4)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	December 31
	2007	2006
Mutual funds:
Vanguard Total Int’l Stock Index	$6,773,017	4,905,874
Vanguard 500 Index Inv.	9,254,734	8,866,060
Vanguard PRIMECAP Fund	15,786,365	15,607,391
Vanguard Windsor II Fund	5,807,422	6,075,125
Vanguard LifeSt Mod Growth	8,811,975	7,759,418
PIMCO Total Return Bond	4,774,631	4,575,790
Common collective trust funds:
Vanguard Retirement Savings Trust	15,604,519	14,631,928
Mosaic Stock Fund	16,175,252	2,369,326
Loans to participants:
Loan Fund	5,691,627	4,735,186

(5)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated September 18, 2002 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, the Plan, as amended, is qualified and is tax-exempt.

8	(Continued)

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2007 and 2006

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, benefits paid to participants, and investment income per the financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$93,867,549	$73,271,808
Deemed distributions of participant loans	(30,635)	(134,853)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	118,071	(140,798)

Net assets available for benefits per the Form 5500	$93,954,985	$72,996,157

	2007	2006
Benefits paid to participants per the financial statements	$5,664,473	$7,026,297
Add: Deemed distribution of participant loans – current year	30,635	134,853
Less: Deemed distribution of participant loans – prior year	(134,853)	—

Benefits paid to participants per the Form 5500	$5,560,255	$7,161,150

	2007	2006
Total additions per the financial statements	$26,342,257	$15,845,837
Add (Less): Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	118,071	(140,798)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	140,798	—

Total income per the Form 5500	$26,601,126	$15,705,039

9	(Continued)

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2007 and 2006

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

A portion of the Plan’s net assets is invested in the common stock of the Company. At December 31, 2007 and 2006, approximately 17% and 3% of the Plan’s total assets were invested in the Company’s common stock. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

(8)	Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied. Vanguard Fiduciary Trust Company is a party-in-interest as defined by ERISA as a result of being trustee of the Plan. The Plan invests in funds managed by Vanguard Fiduciary Trust Company. The Plan also engages in transactions involving the acquisition or disposition of common stock of the Company, a party-in-interest with respect to the Plan. The Plan also engages in loans to participants. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code.

SUPPLEMENTAL SCHEDULE

MOSAIC UNION SAVINGS PLAN

EIN No. 20-0891589

Plan No. 019

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer	Description	Number of shares	Current value
PIMCO	PIMCO Total Return Bond	446,645	$4,774,631
T. Rowe Price Trust Co.	T. Rowe Price Small Cap Stock	42,786	1,300,278
Vanguard Fiduciary Trust Company*	Vanguard Total Int’l Stock Inx	340,524	6,773,017
	Vanguard LifeSt Growth Fund	38,504	965,289
	Vanguard 500 Index Inv	68,477	9,254,733
	Vanguard PRIMECAP Fund	219,103	15,786,365
	Vanguard LifeSt Conserv Growth	95,143	1,630,744
	Vanguard Windsor II Fund	185,778	5,807,422
	Vanguard Retirement Savings Trust	15,486,448	15,604,519
	Vanguard LifeSt Mod Growth	415,463	8,811,975
The Mosaic Company*	Mosaic Stock Fund	171,457	16,175,252
Loans to participants*	Varying maturities with interest rates ranging from 5% to 9.5%		5,691,627

			$92,575,852

*	Indicates party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the People Working Group of The Mosaic Company and on the dates indicated.

Signature	Title	Date

/s/ Norman B. Beug
Norman B. Beug	People Working Group	June 25, 2008

/s/ Anthony T. Brausen
Anthony T. Brausen	People Working Group	June 25, 2008

/s/ Sean Butler
Sean Butler	People Working Group	June 25, 2008

/s/ Gary N. Davis
Gary N. Davis	People Working Group	June 25, 2008

/s/ Richard N. McLellan
Richard N. McLellan	People Working Group	June 25, 2008

/s/ Dennis Orke
Dennis Orke	People Working Group	June 25, 2008

/s/ Cindy C. Redding
Cindy C. Redding	People Working Group	June 25, 2008

/s/ David Spokowski
David Spokowski	People Working Group	June 25, 2008

/s/ Brian Warren
Brian Warren	People Working Group	June 25, 2008

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

E-1